SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Writ of mandamus against injunction suspending Transocean’s activities in Brazil

Rio de Janeiro, September 28, 2012 – Petróleo Brasileiro SA – Petrobras announces that today it filed a writ of mandamus, in the capacity of injured third party, to suspend the injunction granted on July 31, 2012 that ordered the shutdown of activities of Transocean Brasil Ltda (Transocean).

The cited injunction stems from the Public-Interest Civil Action filed by the Federal Prosecution Office in the Federal Courts of Rio de Janeiro state against Chevron Brasil Upstream Frade Ltda (Chevron), Chevron Latin America Marketing LLC and Transocean, on account of the Frade field incident on November 7, 2011. The injunction was granted on July 31, 2012 and ordered the suspension of Transocean’s activities in Brazil within 30 days of the notice.

This decision affects Petrobras’s activities since it leads to the shutdown of seven rigs currently in operation that were chartered by Transocean to Petrobras, in addition to not allowing the operation of an additional chartered rig that is docked.

Petrobras submitted a document to Brazil’s National Petroleum, Natural Gas and Biofuels Agency (ANP) detailing the impacts of the decision on its exploration and production activities. On September 17, 2012, the ANP filed a judicial remedy against the decision, which was being monitored by Petrobras. However, on September 27, 2012, Transocean was given notice and the 30-day shutdown period came into effect.

This notice forces Transocean and Petrobras to take immediate action to comply with the court order to shutdown operations of the rigs currently chartered to Petrobras. Petrobras filed the writ of mandamus seeking the immediate suspension of the injunction in light of the consequences to its activities.

At the same time, Petrobras is analyzing alternative measures to counteract the effects of the injunction on its exploration and production activities, such as contracting new rigs in the international market and the relocation of other rigs in operation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
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